Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended March 31, 2023 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

FORWARD LOOKING STATEMENTS

This Interim Report on Form 6-K contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

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uncertainties regarding the governmental, economic and political circumstances in the PRC and Hong Kong;
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limited operating history of the business;
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timing of the development of future business;
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capabilities of our business operations;
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expected future economic performance;
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competition in our market;
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continued market acceptance of our services and products;
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protection of our intellectual property rights;
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changes in the laws that affect our operations;
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inflation and fluctuations in foreign currency exchange rates;
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our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
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continued development of a public trading market for our securities;
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the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
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managing our growth effectively;
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projections of revenue, earnings, capital structure and other financial items;
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fluctuations in operating results;
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dependence on our senior management and key employees; and
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other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Interim Report on Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this Interim Report on Form 6-K. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this Interim Report on Form 6-K to:

●	Virax Biolabs,” the “Company,” “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;

●	“IVD” refers to in-vitro diagnostics;

●	“Group” refers to the consolidated entities of Virax Biolabs Group Limited.;

●	“Ordinary Shares” refers to our ordinary shares, each of $0.001 par value;

●	“SEC” refers to the United States Securities and Exchange Commission; and

●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar;

Overview

Virax Cayman is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, Virax Cayman conducts our operations through its subsidiaries in the United Kingdom, the United States, Singapore, Hong Kong, China and British Virgin Islands and has been operating since 2013.

Virax Biolabs Group Limited and its subsidiaries is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a current focus on the field of T-Cell in Vitro Diagnostics. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases as well as identify individuals suffering from T-cell exhaustion linked to post viral syndromes. The Company's mission is to protect people from viral diseases and help with the early diagnosis of post viral syndromes associated with T-cell exhaustion and chronic fatigue through the provision of diagnostic tests, tests for adaptive immunity and education through a wellness mobile application which would allow people to make informed decisions regarding their viral risks.

Diagnostics test kits are distributed through our ViraxClear and ViraxVet brands. Currently, we do not manufacture or develop any product that we sell in our ViraxClear and ViraxVet product portfolios, and we act as a distributor of third-party suppliers’ products. Our Company also seeks to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors.

We also expect to launch an upcoming brand, ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T-cell exhaustion and chronic fatigue. We are in the process of developing a T-Cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T-Cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T-cell exhaustion and chronic fatigue. Initially, we will be focusing in diseases associated with post viral syndromes including but not limited to COVID-19, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). The results and education for specific viruses will be delivered through our mobile based immunology application.

Share Consolidation

Beginning with the opening of trading on December 18, 2023, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2)

and maintain its listing on the Nasdaq Capital Market. On January 4, 2024, the Company received notification that it had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares of a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share of a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company's board of directors on November 3, 2023, and its shareholders on December 6, 2023. As such, all share and per share amounts have been given retroactive effect in the financial statements for all periods presented.

Results of Operations

	For the Six Months Ended September 30,
	2023	2022
Revenues	$76,500	$5,760
Cost of revenues	65,982	5,642

Operating Expenses
Sales and marketing	$32,997	$51,970
Research & development	409,295	96,622
General and administration	2,274,449	1,292,102
Total operating expenses	2,716,741	1,440,694

Operating loss	$(2,706,223)	$(1,440,576)

Other income/(expense), net	(207,981)	(13,210)

Net loss	$(2,914,204)	$(1,453,786)

Other Comprehensive Income (Loss)
Foreign currency adjustment	(132,846)	111
Total comprehensive loss	$(3,047,050)	$(1,453,897)

Revenues

Revenues of the ViraxClear platform for the six months ended September 30, 2023 and 2022 were $76,500 and $5,760, respectively. The increase in revenues is from a new customer purchasing a higher volume of test kits versus the previous period.

Cost of revenues

Cost of revenues of the ViraxClear platform are associated with products purchased from a manufacturer for the six months ended September 30, 2023 and 2022 and were $65,982 and $5,642, respectively. The increase is related to the volume of sales increasing from the prior period.

Operating Expenses

Operating expenses were $2,716,741 and $1,440,694 for the six months ended September 30, 2023 and 2022, respectively, representing a significant increase of approximately 89%. See "Components of Operating Expenses" below.

	For the Six Months Ended September 30,
	2023	2022
Operating expenses:
Sales and marketing	$32,997	$51,970
Research and development	409,295	96,622
General and administration	2,274,449	1,292,102
Total operating expenses	$2,716,741	$1,440,694

Components of Operating Expenses are as follows:

Sales and Marketing - Sales and marketing costs decreased by $18,973 to $32,997 from $51,970 for the six months ended September 30, 2023 and 2022, respectively. The decrease was primarily related to increased focus on developing the ViraxImmune platform as opposed to marketing the ViraxClear brand of test kits.

Research and Development - For the six months ended September 30, 2023 and 2022, research and development expenses were $409,295 and $96,622, respectively, which was predominantly comprised of lab and trial costs associated with our T-Cell test development.

General and Administration - General and administrative expenses for the six months ended September 30, 2023 and 2022 were $2,274,449 and $1,292,102, respectively. Payroll related expenses increased by $471,159 to $1,029,338 from $558,179 for the six months ended September 30, 2023 and 2022, respectively. The increase in payroll expense is related to an increase in headcount after the IPO in July 2022 and costs associated with being a publicly traded company. In addition, we incurred severance costs of $93,561 with the departure of a certain employee. For the six months ended September 30, 2023, insurance expense increased by $269,009 due to higher costs related to our directors and officers insurance. Stock-based compensation decreased by $134,902 to $94,706 from $228,978 for the six months ended September 30, 2023 and 2022, respectively due to the departure of several employees and a modification of certain existing grants in April 2023.

Income tax expense

There was no income tax expense for the six months ended September 30, 2023 and 2022.

Total other (Income) Expense, Net

For the six months ended September 30, 2023 and 2022, our total other expenses were $207,981 and $13,210, respectively. The increase was mostly related to a loss on settlement of $210,500 related to a dispute with our former investment banker, Boustead Securities and the Company.

Net loss

For the six months ended September 30, 2023 and 2022, our net loss was $2,914,204 and $1,453,786, respectively. As previously discussed, the increase in net loss was primarily related to the increase in research and development activities and other general and administrative costs.

Liquidity and Capital Resources

For the six months ended September 30, 2023 and 2022

	For the Six Months Ended September 30,
	2023	2022
Cash from operating activities	$(3,457,663)	$(2,296,499)
Cash from investing activities	$(708,181)	$—
Cash from financing activities	$(78,812)	$6,844,872

Effect of exchange rate change
Change in cash during the year	$(4,244,656)	$4,548,373
Cash, beginning of the year	$9,352,538	$21,756
Cash, end of the year	$5,107,882	$4,570,129

On July 25, 2022, the Company consummated its IPO of 135,000 ordinary shares, par value $0.001 per share at a price of $50.00 per share. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 20,250 Ordinary Shares from the Company in connection with the IPO at a price of $50.00 per Ordinary Share.

The aggregate gross proceeds of our IPO were $7,762,500. After subtracting underwriting discounts and commissions of $543,375 and offering expenses of $169,469, we received net proceeds of approximately $7,049,656.

On November 8, 2022, the Company entered into a Securities Purchase Agreement (the “November SPA”) with an accredited investor (the “Purchaser”) for a private placement offering, pursuant to which the Company received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses, in consideration of (i)116,500 Ordinary Shares; (b) 116,500 pre-funded warrants (“November Pre-Funded Warrants”), and (iii) 349,500 warrants (“Ordinary Warrants”) at a combined purchase price of $16.50 per Ordinary Share and one and a half Ordinary Warrant, or approximately $16.50 per Pre-Funded Warrant and one and a half Ordinary Warrant if purchasing the Pre-Funded Warrants (the “November Offering”). The Company has agreed to issue to the Purchaser unregistered warrants to purchase up to 349,500 ordinary shares (the “Ordinary Warrants”).

On March 8, 2023, the Company entered into a second Securities Purchase Agreement (the “Second Securities Purchase Agreement”) with the same Purchaser for a second private placement offering, pursuant to which the Company received gross proceeds of approximately $4,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i)150,000 Ordinary Shares; (b) pre-funded warrants to purchase 234,331 Ordinary Shares (the “March Pre-Funded Warrants”), (iii) series A preferred investment options to purchase up to 349,742 Ordinary Shares (the “Series A Preferred Investment Options”), and (iv) series B preferred investment options to purchase up to 384,331 Ordinary Shares (the “Series B Preferred Investment Options” collectively with the Series A Preferred Investment Options, the “Preferred Options”) at a purchase price of $10.4077 per Ordinary Share and associated Preferred Options and a purchase price of $10.4067 per March Pre-Funded Warrant and associated Preferred Options (the “Offering”). In addition, the Company issued warrants to purchase up to 26,933 Ordinary Shares at $13.010 per share to H.C. Wainwright & Co., placement agent of the Offering, or its assignee (the “Placement Agent Warrants”).

Net cash used in operating activities was $3,457,663 and $2,296,499 for the six months ended September 30, 2023 and 2022, respectively. The increase in cash used for operations was mainly due to increased losses as the Company increased general and administrative and research and development costs associated with developing our Virax brands during the six months ended September 30, 2023 as discussed above.

Net cash used in investing activities was $708,181 and $0 for the six month ended September 30, 2023 and 2022, respectively. Investing activities for the six months ended September 30, 2023 consisted of capitalization of $196,267 in certain intangible software costs associated with the development of the ViraxImmune mobile application as well as $492,576 in capitalized software, lab and computer equipment that was purchased for our new lab located in BioCity, Glasgow. Investing activities for the six months ended September 30, 2022 consisted only of capitalization of certain intangible software costs associated with the development of the ViraxImmune mobile application.

Net cash used in financing activities was $78,812 for the six months ended September 30, 2023 and net cashed provided by financing activities were $6,844,872 for the six months ended September 30, 2022. Cash flows from financing activities for the six months ended September 30, 2023 were primarily $146,250 in payments on the note payable for the directors and officers insurance offset by stock issued for the settlement of debt of $85,500. The cash flows from financing activities for the six months ended September 30, 2022 was due to the IPO and the Securities Purchase Agreement and the Second Securities Purchase Agreement, as discussed above. All costs associated with the IPO and each private placement were accounted for as offering costs as part of Stockholders' Equity.

The Company has an accumulated deficit of $14,802,024 at September 30, 2023. Currently, we have not generated consistent cash flows to fund our operations. As of September 30, 2023, the Company had a cash balance of $5,107,882.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, establish our distribution networks, and our general working capital and expenses requirements from our current cash balance. We may, however, over the longer term require additional capital to fund further research and development expenditures and commercialize our products.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our current cash balance, the ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient internal cash flows to finance these costs in the foreseeable future.

As noted above, the continuation of our current business plan requires us to raise significant additional capital. With the current cash balance, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2024. If we are unable to do so, we may have to curtail our business plans. We intend to use our current cash balance for primarily research and development program, obtaining product certification approvals in the territories we have identified, establishing our distribution networks and for general working capital and expenses purposes.

We will continually evaluate our business plans to determine the manner in which we can most effectively utilize our limited working capital resources. The timing of completion of all aspects of our business plan is highly dependent upon the availability of capital to implement each aspect of the business plan as well as other factors beyond our control.

If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this will delay our business plans.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions.

Off-balance Sheet Arrangements

As of September 30, 2023, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.